UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 29, 2005**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In a press release dated April 29, 2005, First Financial announced that its Board of Directors has declared a regular quarterly cash dividend of $.23 per share. The dividend is payable May 27, 2005, to stockholders of record as of May 13, 2005.

Section 8 – Other Events

Item 8.01 Other Events

In a separate press release dated April 29, 2005, First Financial announced that the Board of Directors has authorized the Company to commence a stock repurchase program.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press releases dated April 29, 2005 announcing dividends.

Exhibit (99.2) Press release dated April 29, 2005 announcing stock repurchase plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: April 29, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends
99.2	First Financial Holdings, Inc. Announces Stock Repurchase Plan

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. DECLARES DIVIDEND

Charleston, South Carolina (April 29, 2005) -- First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of $.23 per share. The dividend is payable May 27, 2005, to stockholders of record as of May 13, 2005.

A. Thomas Hood, President and Chief Executive Officer, stated, "We are very pleased to have our stockholders continue to benefit directly in the profitability of the Company through the payment of dividends. The Board of Directors and Management are committed to enhancing the value of our stockholders' investment."

First Financial is the holding company of First Federal, which operates 48 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

- 30 -

Exhibit 99.2

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

**FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
STOCK REPURCHASE PROGRAM**

Charleston, South Carolina (April 29, 2005) -- First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that the Board of Directors has authorized the Company to commence a stock repurchase program to acquire up to 625,000 shares of the Company's common stock, which represents approximately 5.0% of the outstanding common stock. The repurchase program is expected to end by June 30, 2006. The repurchases generally would be effected through broker-assisted open market purchases. No shares will be repurchased directly from directors, officers or affiliates of the Company.

First Financial is the holding company of First Federal, which operates 48 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

-30-

Filename: ffh-pr_042905divandstkrepurchplan.doc
Directory: S:\MSWORD\SECFILES\FY 2005
Template: C:\Program Files\Microsoft Office 97\Office\Normal.dot
Title: UNITED STATESSECURITIES AND EXCHANGE
     COMMISSIONWashington, D
Subject:
Author: Rebecca DuBose
Keywords:
Comments:
Creation Date: 04/29/05 3:05 PM
Change Number: 5
Last Saved On: 04/29/05 3:37 PM
Last Saved By: Rebecca Dubose
Total Editing Time: 11 Minutes
Last Printed On: 04/29/05 3:38 PM
As of Last Complete Printing
     Number of Pages: 5
     Number of Words: 7,862 (approx.)
     Number of Characters: 44,816 (approx.)